SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 9, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

2Q16 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2016

Buenos Aires, Argentina, August 9, 2016 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2016 (“2Q16”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.8 billion in 2Q16. This result was 28% higher than the Ps.1.4 billion posted in the first quarter of 2016 (“1Q16”) and 119% higher than the Ps.824.2 million posted in the second quarter of 2015 (“2Q15”). In 2Q16, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 36.7% and 5.7%, respectively.

• In 2Q16, Banco Macro’s financing to the private sector grew 13% or Ps.8.0 billion quarter over quarter (“QoQ”) totaling Ps.70.7 billion, and grew 37% or 19.2 billion, year over year (“YoY”). In the quarter, commercial lines stand out, among which, Overdrafts and Documents grew 71% and 38% QoQ, respectively. Among consumer loans, growth was driven by credit cards and personal loans which grew 8% and 5% QoQ, respectively. As of June 2016, Banco Macro has granted Ps.2.1 billion loans, regarding the “Credit Line for Productive Financing and Financial Inclusion” program.

• In 2Q16, Banco Macro’s total deposits grew 9% QoQ, totaling Ps.90.9 billion and representing 83% of the Bank’s total liabilities. Private sector deposits grew 8% QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.9.0 billion (22.5% capitalization ratio/ 16.2% regulatory capital - Basel III). In addition, the Bank’s liquid assets remained at an adequate level, reaching 41% of its total deposits in 2Q16.

• In 2Q16, the Bank’s non-performing to total financing ratio was 1.52% and the coverage ratio reached 150.51%.

2Q16 Earnings Release Conference Call Wednesday, August 10, 2016 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager Ines Lanusse

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (844) 839 2185

Participants from outside the U.S.:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 08/10/2016 through 08/24/2016	Head of Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Head of Investor Relations).

2Q16 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q16 Earnings Release

Results

Earnings per outstanding share were Ps.3.09 in 2Q16, 28% higher than in 1Q16´s levels and 119% higher than in 2Q15.

EARNINGS PER SHARE	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Net income (M $)	824.2	1,104.6	1,966.9	1,407.6	1,805.3	28%	119%
Average shares issued (M)	584.5	584.5	584.5	584.5	584.5	0%	0%
Book value per issued share ($)	21.91	23.80	27.16	30.20	32.13	6%	47%
Earnings per outstanding share ($)	1.41	1.89	3.37	2.41	3.09	28%	119%

Book value per issued ADS (USD)	24.11	25.27	20.89	20.71	21.53	4%	-11%
Earnings per outstanding ADS (USD)	1.55	2.01	2.59	1.65	2.07	25%	34%

Banco Macro’s 2Q16 net income of Ps.1.8 billion was 28% or Ps.397.7 million higher QoQ and 119% or Ps.981.1 million higher YoY. This result represented a ROAE and ROAA of 36.7% and 5.7%, respectively.

The operating result for 2Q16 was Ps.2.7 billion, increasing 26% or Ps.563.7 million QoQ, and 118% or Ps.1.5 billion YoY.

It is important to emphasize that this result was obtained with the leverage of 6.8x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Net financial income	2,117.1	2,743.8	3,710.8	3,265.3	4,154.9	27%	96%
Provision for loan losses	-217.3	-138.1	-320.0	-178.2	-298.5	68%	37%
Net fee income	1,073.7	1,109.9	1,248.1	1,162.1	1,272.6	10%	19%
	2,973.5	3,715.6	4,638.9	4,249.2	5,129.0	21%	72%
Administrative expenses	-1,739.3	-1,896.1	-2,003.7	-2,120.9	-2,437.0	15%	40%
Operating result	1,234.2	1,819.5	2,635.2	2,128.3	2,692.0	26%	118%
Minority interest in subsidiaries	-8.8	-9.1	-9.8	-10.6	-14.7	39%	67%
Net other income	66.5	-25.7	7.7	52.3	100.2	92%	51%
Net income before income tax	1,291.9	1,784.7	2,633.1	2,170.0	2,777.5	28%	115%
Income tax	-467.7	-680.1	-666.2	-762.4	-972.2	28%	108%
NET INCOME	824.2	1,104.6	1,966.9	1,407.6	1,805.3	28%	119%

The Bank’s 2Q16 financial income totaled Ps.7.5 billion, increasing 17% (Ps.1.1 billion) compared to 1Q16 and increasing 80% (Ps.3.4 billion) YoY.

Interest on loans represented 71% of total financial income in 2Q16. Interest on loans was 7% or Ps.351.9 million higher than 1Q16’s level due to an increase in the average interest lending rates of 92bp and an increase of the average volume of the loan portfolio. On an annual basis, interest on loans grew 50% or Ps.1.8 billion.

In 2Q16, net income from government and private securities increased 98% or Ps.1.0 billion QoQ mainly due to a combined increase in LEBACs and Government and Private Securities income in Pesos, which contribute 41% and 59%, respectively, to the quarter increase. On an annual basis, net income from government and private securities increased 317% or Ps.1.5 billion.

3

2Q16 Earnings Release

Also in this quarter, an increase of 13% or Ps.8.5 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment also increased Ps.66.1 million.

Income from differences in quoted prices of gold and foreign currency decreased 73% or Ps.188 million QoQ, mainly due to less foreign currency position (mainly less dollar LEBACs and more dollar deposits) and a lower peso depreciation compared with the previous quarter. On an annual basis, a decrease of 17% or Ps.14.3 million was experienced.

Other financial income decreased 52% or Ps.61.4 million compared to 1Q16 mainly due to less income from on shore forward foreign currency agreements. On an annual basis, an increase of 6% or Ps.3.2 million was experienced.

FINANCIAL INCOME	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Interest on cash and due from banks	0.1	0.0	0.1	0.3	0.4	33%	300%
Interest on loans to the financial sector	22.2	31.7	14.1	32.8	55.5	69%	150%
Interest on overdrafts	309.3	350.4	397.1	520.3	652.9	25%	111%
Interest on documents	259.8	286.8	350.7	395.4	373.1	-6%	44%
Interest on mortgages loans	124.3	142.3	169.4	184.9	184.5	0%	48%
Interest on pledges loans	94.7	103.8	102.9	100.5	89.7	-11%	-5%
Interest on credit cards loans	667.7	637.3	737.7	919.3	1,012.6	10%	52%
Interest on financial leases	19.3	21.0	22.6	23.5	23.9	2%	24%
Interest on other loans	2,052.5	2,309.5	2,568.9	2,784.9	2,921.3	5%	42%
Net Income from government & private securities (1)	483.4	931.9	1,465.2	1,015.6	2,015.7	98%	317%
Interest on other receivables from financial interm.	1.1	1.2	0.5	1.2	1.4	17%	27%
Income from Guaranteed Loans - Decree 1387/01	5.1	6.3	6.6	7.0	7.7	10%	51%
CER adjustment	1.2	23.1	24.9	56.9	64.7	14%	5292%
CVS adjustment	0.1	0.3	0.3	0.2	0.2	0%	100%
Difference in quoted prices of gold and foreign currency	85.1	111.1	379.2	258.8	70.8	-73%	-17%
Other	53.0	64.0	100.9	117.6	56.2	-52%	6%
Total financial income	4,178.9	5,020.7	6,341.1	6,419.2	7,530.6	17%	80%

(1) Net Income from government & private securities
LEBAC / NOBAC	599.1	642.8	537.6	664.2	1,079.0	62%	80%
Other	-115.7	289.1	927.6	351.4	936.7	167%	-910%
Total	483.4	931.9	1,465.2	1,015.6	2,015.7	98%	317%

The Bank’s 2Q16 financial expense totaled Ps.3.4 billion, increasing 7% (Ps.221.8 million) compared to the previous quarter and increasing 64% (Ps.1.3 billion) compared to 2Q15.

In 2Q16, interest on deposits represented 80% of the Bank’s total financial expense. Interest on deposits increased 9% or Ps.225.2 million QoQ due to an 8% increase in the average volume of time deposits portfolio and a 30bp increase in the average time deposit interest rate. On a yearly basis, interest on deposits grew 70% or Ps.1.1 billion.

In 2Q16 the Contribution to Deposit Guarantee Fund decreased 63% or Ps.60.9 million due to the reduction in the percentage contribution, going back to the former ratio of 0.015% (according to Communication “A” 5943 of BCRA). On a yearly basis, the result was also 65% or Ps.64.7 million lower.

Other financial expense grew 13% or Ps.61.7 million QoQ mainly due to higher provincial taxes and increased 72% or Ps.231.2 million YoY.

4

2Q16 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Interest on saving accounts	15.5	17.8	20.8	20.7	22.9	11%	48%
Interest on time deposits	1,568.1	1,741.6	2,003.8	2,453.6	2,676.6	9%	71%
Interest on interfinancing received loans	1.4	1.4	1.1	1.0	0.1	-90%	-93%
Interest on other financing from the finan. institu.	0.0	0.0	0.0	0.1	0.2	100%	0%
Interest on subordinated bonds	32.5	34.0	37.8	53.6	51.3	-4%	58%
Other Interest	0.7	0.6	0.6	0.9	1.4	56%	100%
Interest on other liabilities from fin intermediation	23.1	24.1	26.4	35.7	34.9	-2%	51%
CER adjustment	1.4	1.1	0.9	3.5	2.7	-23%	93%
Contribution to Deposit Guarantee Fund	100.2	108.1	117.1	96.4	35.5	-63%	-65%
Other	318.9	348.2	421.8	488.4	550.1	13%	72%
Total financial expense	2,061.8	2,276.9	2,630.3	3,153.9	3,375.7	7%	64%

As of 2Q16, the Bank’s net interest margin was 18.8%, higher than the 16.7% posted in 1Q16 and the 17.6% posted in 2Q15. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15.3% in 2Q16, relatively higher than the 15.2% posted in 1Q16 and lower than the 16.1% posted in 2Q15.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	2Q15		3Q15		4Q15		1Q16		2Q16
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	14,420.0	15.2%	16,357.7	24.8%	15,031.4	31.1%	17,185.8	20.9%	20,414.7	35.4%
Loans	48,151.7	29.6%	53,017.2	29.3%	58,579.2	29.8%	63,168.6	32.0%	65,811.0	32.9%
Private Sector	47,637.1	29.8%	52,524.2	29.3%	58,079.2	29.8%	62,398.6	31.8%	64,943.9	32.7%
Public Sector	514.6	11.7%	493.0	28.2%	500.0	28.0%	770.0	48.2%	867.1	49.3%
Financial trusts	250.7	24.2%	198.3	25.2%	207.9	28.1%	364.3	30.7%	497.8	35.9%
Other interest-earning assets	3,358.4	-3.2%	3,088.3	-5.8%	3,524.4	37.6%	4,385.6	15.2%	3,875.8	24.4%
Total interest-earning assets	66,180.8	24.8%	72,661.5	26.8%	77,342.9	30.4%	85,104.3	28.9%	90,599.3	33.1%

Non interest-earning assets	16,261.1		16,706.0		20,573.3		25,301.3		26,166.1
Total Average Assets	82,441.9		89,367.5		97,916.2		110,405.6		116,765.4

Interest-bearing liabilities
Checking accounts (*)	1,743.4	0.0%	1,745.0	0.0%	2,037.7	0.0%	2,802.8	0.0%	2,838.4	0.0%
Saving accounts (*)	10,422.0	0.6%	12,083.7	0.6%	13,230.6	0.6%	14,109.8	0.6%	14,940.7	0.6%
Time deposits (*)	30,389.7	20.7%	32,892.3	21.0%	34,920.2	22.8%	42,577.3	23.2%	45,867.7	23.5%
Corporate Bonds	2,294.8	9.2%	2,371.0	9.2%	2,608.4	9.3%	3,700.1	9.4%	3,645.3	9.2%
BCRA	10.1	8.6%	8.5	8.6%	6.9	8.6%	5.4	8.4%	3.7	8.2%
Other interest-bearing liabilities	202.4	12.2%	188.6	12.8%	226.1	13.7%	154.5	21.2%	298.5	26.7%
Total interest-bearing liabilities	45,062.4	14.6%	49,289.1	14.7%	53,029.9	15.7%	63,349.9	16.3%	67,594.3	16.7%

Non interest-bearing liabilities
Demand deposits (*)	20,740.5		22,705.8		23,656.5		22,650.6		23,781.8
Other non interest-bearing libilities & equity	16,639.0		17,372.6		21,229.8		24,405.1		25,389.3
Total non interest-bearing liabilities & equity	37,379.5		40,078.4		44,886.3		47,055.7		49,171.1

Total Average Liabilities & Equity	82,441.9		89,367.5		97,916.2		110,405.6		116,765.4

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 2Q16, Banco Macro’s net fee income totaled Ps.1.3 billion, 10% or Ps.110.5 million higher than 1Q16, and 19% or Ps.198.9 million higher than in 2Q15.

In the quarter, fee income increased 7% or Ps.124.9 million. Fee charges on deposit accounts and debit and credit card fees stand out, which increased 5% and 10% respectively. On a yearly basis, fee income increased 28% or Ps.404.9 million, having the same concepts stand out (25% and 40% increase, respectively).

In the quarter, total fee expenses grew 3% or Ps.14.4 million, having higher charges paid to debit/credit card brands, and commercial discount campaigns stand out. On a yearly basis, the same concepts stand out, plus commissions paid to outsourced sales forces, which increased 58% and 90%, respectively.

5

2Q16 Earnings Release

NET FEE INCOME	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Fee charges on deposit accounts	866.3	923.1	992.1	1,026.4	1,081.3	5%	25%
Debit and credit card fees	369.2	408.3	514.5	470.0	517.3	10%	40%
Other fees related to foreign trade	27.4	24.9	29.8	38.8	30.5	-21%	11%
Credit-related fees	35.5	25.3	42.8	17.4	31.7	82%	-11%
Lease of safe-deposit boxes	22.3	24.7	26.6	26.7	27.1	1%	22%
Other	137.2	169.7	167.1	158.6	174.9	10%	27%
Total fee income	1,457.9	1,576.0	1,772.9	1,737.9	1,862.8	7%	28%

Total fee expense	384.2	466.1	524.8	575.8	590.2	3%	54%

Net fee income	1,073.7	1,109.9	1,248.1	1,162.1	1,272.6	10%	19%

In 2Q16 Banco Macro’s administrative expenses reached Ps.2.4 billion, 15% or Ps.316.3 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 40% or Ps.697.8 million YoY due to an increase in personnel expenses (mainly salaries increases and other concepts) and other operating expenses.

Personnel expenses grew 20% or Ps.247.3 million QoQ, basically due to the salary increases agreed with the Unions. Personal expenses increased 42% or Ps.441.4 million compared to 2Q15.

As of June 2016, the accumulated efficiency ratio reached 46.3%, lower from the 47.9% posted in 1Q16. Administrative expenses grew 15%, while net financial income and net fee income increased 23% as a whole.

ADMINISTRATIVE EXPENSES	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Personnel expenses	1,051.5	1,131.7	1,195.4	1,245.6	1,492.9	20%	42%
Directors & statutory auditors´fees	42.9	66.1	72.0	67.6	84.3	25%	97%
Other professional fees	53.4	58.9	58.7	57.9	70.7	22%	32%
Advertising & publicity	28.9	31.7	45.5	47.8	35.3	-26%	22%
Taxes	105.5	104.3	113.3	115.1	137.3	19%	30%
Depreciation of equipment	42.8	44.3	45.0	46.4	49.5	7%	16%
Amortization of organization costs	36.2	38.8	40.6	43.3	48.5	12%	34%
Other operating expenses	239.4	273.9	273.5	318.7	332.2	4%	39%
Other	138.7	146.4	159.7	178.5	186.3	4%	34%
Total Administrative Expenses	1,739.3	1,896.1	2,003.7	2,120.9	2,437.0	15%	40%

Total Employees	8,721	8,717	8,727	8,749	8,768	0%	1%
Branches	435	437	439	439	438	0%	1%
Efficiency ratio	54.5%	49.2%	40.4%	47.9%	40.0%

Accumulated efficiency ratio	48.5%	48.8%	46.1%	47.9%	46.3%

In 2Q16, the Bank’s net other income/losses totaled a gain of Ps.100.2 million, improving from the previous quarter in Ps.47.9 million. In 2Q16, Ps.56 million excess provision for income tax, Ps.18 million for the collection of dividends from other companies and Ps.15 million from higher charges from recovered loans, were experienced, respectively. At the same time, in 1Q16, higher results on the contribution to the credit cards guarantee fund in foreign currency for Ps.41.9 million had been accounted, which are not repeated in 2Q16.

6

2Q16 Earnings Release

NET OTHER INCOME/LOSSES	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Other Income
Penalty interest	19.8	22.6	15.2	20.5	21.8	6%	10%
Recovered loans and reversed allowances	29.5	51.8	44.7	39.9	55.0	38%	86%
Other	81.7	46.4	37.4	78.8	109.3	39%	34%
Total Other Income	131.0	120.8	97.3	139.2	186.1	34%	42%

Other Expense
Charges for other receivables uncollectibility and other allowances	56.7	64.8	51.7	32.8	39.4	20%	-31%
Goodwill amortization	3.5	3.5	3.6	3.5	3.2	-9%	-9%
Other Expense	4.3	78.2	34.3	50.5	43.3	-14%	931%
Total Other Expense	64.5	146.5	89.6	86.8	85.9	-1%	33%

Net Other Income/Losses	66.5	-25.7	7.7	52.3	100.2	91%	50%

In 2Q16, Banco Macro's effective income tax rate was 35%, lower than the 36.2% posted in 2Q15.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.70.7 billion, increasing 13% or Ps.8.0 billion QoQ and increasing 37% or Ps.19.2 billion YoY.

Within commercial lines, overdrafts and documents stand out, which grew 71% and 38% QoQ, respectively. Banco Macro continues supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 2Q16, Ps.2.1 billion loans have been granted under this program. Also, as of June 2016 we still have a residual loan portfolio from the former “Productive Investment Program (LIP)” for Ps.4.5 billion. Total loans to the productive sector from Banco Macro, represent 9% of our financing to the private sector.

The main growth in consumer loans was driven by credit card loans and personal loans which grew 8% and 5% QoQ, respectively.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Overdrafts	4,458.4	5,473.6	4,707.9	4,478.3	7,679.9	71%	72%
Discounted documents	5,251.6	5,818.0	6,550.2	5,401.8	7,449.4	38%	42%
Mortgages loans	2,639.6	2,898.2	3,508.5	3,286.3	3,179.4	-3%	20%
Pledges loans	2,230.1	2,172.7	2,152.6	1,958.2	1,767.3	-10%	-21%
Personal loans	18,890.4	21,370.8	23,231.6	24,566.1	25,761.3	5%	36%
Credit Card loans	10,423.8	11,406.2	14,793.3	14,896.4	16,052.9	8%	54%
Others	6,755.7	6,732.3	7,078.5	6,868.4	7,910.4	15%	17%
Total loan portfolio	50,649.6	55,871.8	62,022.6	61,455.5	69,800.6	14%	38%
Financial trusts	399.3	455.3	429.9	794.2	520.9	-34%	30%
Leasing	416.5	430.4	432.5	416.5	393.0	-6%	-6%
Total financing to the private sector	51,465.4	56,757.5	62,885.0	62,666.2	70,714.5	13%	37%

7

2Q16 Earnings Release

Public Sector Assets

In 2Q16, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.9%, higher than the 4.7% posted in 1Q16 and higher than the 4.6% posted in 2Q15.

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	12,011.8	11,904.3	8,303.0	12,433.6	12,220.5	-2%	2%
Other	3,400.1	3,584.7	4,507.4	4,541.6	5,068.2	12%	49%
Government securities	15,411.9	15,489.0	12,810.4	16,975.2	17,288.7	2%	12%
Guaranteed loans	417.6	440.7	465.2	522.0	586.4	12%	40%
Provincial loans	108.2	63.8	282.9	283.2	384.1	36%	255%
Government securities loans	0.0	0.0	0.0	5.9	0.0	-100%	0%
Loans	525.8	504.5	748.1	811.1	970.5	20%	85%
Purchase of government bonds	25.2	25.8	32.1	32.1	35.3	10%	40%
Other receivables	25.2	25.8	32.1	32.1	35.3	10%	40%

TOTAL PUBLIC SECTOR ASSETS	15,962.9	16,019.3	13,590.6	17,818.4	18,294.5	3%	15%

TOTAL PUBLIC SECTOR LIABILITIES	55.6	34.3	31.6	32.2	29.9	-7%	-46%

Net exposure	15,907.3	15,985.0	13,559.0	17,786.2	18,264.6	3%	15%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	3,951.1	4,115.0	5,287.6	5,384.8	6,074.0	13%	54%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.6%	4.4%	5.0%	4.7%	4.9%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.5%	4.4%	5.0%	4.7%	4.9%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.91.0 billion in 2Q16, increasing 9% or Ps.7.2 billion QoQ and 41% or Ps.26.4 billion YoY and representing 83% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 8% or Ps.5.8 billion while public sector deposits also increased 15% or Ps.1.4 billion. Within private sector deposits, an increase in foreign currency deposits of 11% or USD94.6 million was observed, while peso deposits increased 7% or Ps.4.1 billion QoQ.

The increase in private sector deposits was led by sight deposits, which grew 16% or Ps.5.0 billion QoQ. In addition, time deposits increased just 2% or Ps.748.7 million QoQ.

8

2Q16 Earnings Release

DEPOSITS	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Public sector	9,224.0	10,691.9	9,588.4	9,197.9	10,548.6	15%	14%

Financial sector	28.9	29.6	40.1	41.1	44.4	8%	54%

Private sector	55,322.2	58,737.2	66,893.1	74,533.0	80,346.8	8%	45%
Checking accounts	12,831.0	13,578.0	14,062.9	15,381.4	16,796.4	9%	31%
Savings accounts	13,157.8	13,150.0	15,507.9	15,836.7	19,406.5	23%	47%
Time deposits	27,228.3	29,634.6	34,719.8	40,359.4	41,108.1	2%	51%
Other	2,105.1	2,374.6	2,602.5	2,955.5	3,035.8	3%	44%
Total	64,575.1	69,458.7	76,521.6	83,772.0	90,939.8	9%	41%

Other sources of funds

In 2Q16, the total amount of other sources of funds increased 6% or Ps.1.2 billion compared to 1Q16, as a result of a 6% or Ps.1.1 billion increase in the shareholder’s equity. This results turns out from the quarter result, which was diminished by the cash dividend payment of Ps.643 million and the correspondent Personal Asset Tax corresponding to the company´s shares of Ps.38 million.

OTHER SOURCE OF FUNDS	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Central Bank of Argentina	15.5	12.7	12.9	10.3	10.6	3%	-32%
Banks and international institutions	113.1	126.4	98.6	29.7	42.6	43%	-62%
Financing received from Argentine financial institutions	52.9	44.3	85.9	42.7	40.6	-5%	-23%
Subordinated corporate bonds	1,367.4	1,451.9	1,957.6	2,248.3	2,245.3	0%	64%
Non-subordinated corporate bonds	1,000.8	1,016.1	1,432.7	1,573.4	1,643.3	4%	64%
Shareholders´ equity	12,806.0	13,910.7	15,877.6	17,653.7	18,778.0	6%	47%
Total other source of funds	15,355.7	16,562.1	19,465.3	21,558.1	22,760.4	6%	48%

As of June 2016, Banco Macro’s average cost of funds reached 12.5%. Banco Macro’s transactional deposits represented approximately 45% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q16, the Bank’s liquid assets amounted to Ps.37.3 billion, showing similar levels as the previous quarter and increasing 44% or Ps.11.3 billion on a yearly basis.

In 2Q16, Banco Macro experienced an increase in LEBACS (reverse repos) of Ps.3.1 billion which was mainly compensated with less Cash for Ps.2.7 billion.

In 2Q16 Banco Macro’s liquid assets to total deposits ratio reached 41%.

9

2Q16 Earnings Release

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Cash	11,232.9	11,712.5	19,402.8	21,189.3	18,457.0	-13%	64%
Guarantees for compensating chambers	1,017.3	1,039.9	1,541.4	1,877.6	1,934.1	3%	90%
Call	613.9	470.0	160.0	245.9	265.0	8%	-57%
Reverse repos from other securities	93.4	293.6	3.5	272.3	16.2	-94%	-83%
Reverse repos from LEBAC/NOBAC	1,152.9	1,094.2	0.0	1,151.5	4,260.5	270%	270%
LEBAC / NOBAC own portfolio	11,836.6	11,904.4	8,302.9	12,433.6	12,337.2	-1%	4%
Total	25,947.0	26,514.6	29,410.6	37,170.2	37,270.0	0%	44%

Liquid assets to total deposits	40.2%	38.2%	38.4%	44.4%	41.0%

Solvency

Banco Macro continued showing high solvency levels in 2Q16 with an integrated capital (RPC) of Ps.18.2 billion over a total capital requirement of Ps.9.2 billion. Banco Macro´s excess capital in 2Q16 was 98% or Ps.9.0 billion.

The capitalization ratio (as a percentage of credit risk-weighted assets- RWAc) was 22.5% in 2Q16. As of 2Q16, the regulatory capital ratio (as a percentage of total risk-weighted assets- RWA) was 16.2%, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Credit risk requirement	4,673.1	5,192.7	6,088.4	6,103.9	6,662.7	9%	43%
Market risk requirement	449.3	487.2	568.8	642.1	477.6	-26%	6%
Operational risk requirement	1,467.7	1,570.1	1,734.9	1,887.7	2,027.2	7%	38%
Total capital requirements	6,590.1	7,250.0	8,392.1	8,633.7	9,167.5	6%	39%

Ordinary Capital Level 1 (COn1)	12,337.1	13,334.7	14,892.6	16,948.4	17,796.9	5%	44%
Deductible concepts Level 1 (COn1)	-454.2	-477.7	-535.1	-526.7	-600.7	14%	32%
Aditional Capital Level 1 (CAn1)	321.0	321.0	321.0	275.1	275.1	0%	-14%
Capital Level 2 (COn2)	509.8	563.9	629.2	626.5	709.7	13%	39%
Integrated capital - RPC (i)	12,713.6	13,741.9	15,307.7	17,323.4	18,181.0	5%	43%

Risk-weighted assets - RWAc (ii)	56,687.2	62,954.0	73,636.8	73,793.0	80,791.8	9%	43%

Excess capital	6,123.5	6,491.9	6,915.6	8,689.7	9,013.5	4%	47%

Capitalization ratio [(i)/(ii)]	22.4%	21.8%	20.8%	23.5%	22.5%

Risk-weighted assets - RWA (iii)	82,375.7	90,624.8	104,900.9	105,699.0	112,168.3	6%	36%

Capitalization ratio [(i)/(iii)]	15.4%	15.2%	14.6%	16.4%	16.2%

Ratio TIER 1 [Capital Level 1/RWA]	14.8%	14.5%	14.0%	15.8%	15.6%

RWAc -(ii): Risk Weighed Assets, just cosidering credit risk requirement.

RWA - (iii): Risk Weighetd Assets, considering total capital requirements.

10

2Q16 Earnings Release

Asset Quality

In 2Q16, Banco Macro’s non-performing to total financing ratio reached a level of 1.52% similar to 1Q16 levels.

The coverage ratio reached 150.51% in 2Q16.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Commercial portfolio	20,228.1	22,175.5	23,162.8	22,917.1	27,614.3	20%	37%
Non-performing	451.6	490.9	405.7	377.5	397.1	5%	-12%
Consumer portfolio	34,409.0	38,089.1	43,516.7	44,506.9	48,165.3	8%	40%
Non-performing	596.9	573.2	605.0	654.0	754.0	15%	26%
Total portfolio	54,637.1	60,264.6	66,679.5	67,424.0	75,779.6	12%	39%
Non-performing	1,048.5	1,064.1	1,010.7	1,031.5	1,151.1	12%	10%
Total non-performing/ Total portfolio	1.92%	1.77%	1.52%	1.53%	1.52%
Total allowances	1,375.9	1,382.5	1,526.6	1,562.4	1,732.5	11%	26%
Coverage ratio w/allowances	131.23%	129.92%	151.04%	151.47%	150.51%

11

2Q16 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	417.6	440.7	465.2	522.0	586.4	12%	40%
Private sector loans	1.7	1.3	1.0	0.7	0.8	14%	-53%
Other loans	0.1	0.1	0.3	0.2	0.5	150%	400%
Loans	419.4	442.1	466.5	522.9	587.7	12%	40%
Other receivables	0.4	0.2	0.0	0.0	0.0	0%	-100%
Total CER adjustable assets	419.8	442.3	466.5	522.9	587.7	12%	40%

CER adjustable LIABILITIES
Deposits	0.3	0.3	0.3	0.4	0.9	125%	200%
Other liabilities from financial intermediation	36.3	34.1	31.4	31.1	29.6	-5%	-18%
Total CER adjustable liabilities	36.6	34.4	31.7	31.5	30.5	-3%	-17%

NET CER EXPOSURE	383.2	407.9	434.8	491.4	557.2	13%	45%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy

Cash	4,124.7	4,590.8	10,102.6	12,521.0	9,955.9	-20%	141%
Government and private securities	3,173.5	3,446.7	3,837.3	3,198.2	3,515.3	10%	11%
Loans	3,035.7	2,439.0	1,797.2	2,451.0	4,843.6	98%	60%
Other receivables from financial intermediation	628.3	931.2	539.7	632.6	759.4	20%	21%
Other assets	94.0	107.2	180.2	271.3	266.6	-2%	184%
Total Assets	11,056.2	11,514.9	16,457.0	19,074.1	19,340.8	1%	75%
Deposits	5,169.6	5,203.4	10,475.3	12,464.2	14,150.2	14%	174%
Other liabilities from financial intermediation	968.5	1,041.5	928.5	1,303.0	1,108.8	-15%	14%
Non-subordinated corporate bonds	1,000.8	1,016.2	1,432.7	1,573.4	1,643.2	4%	64%
Subordinated corporate bonds	1,367.4	1,451.9	1,957.6	2,248.3	2,245.3	0%	64%
Other liabilities	0.9	0.8	9.9	3.4	24.6	624%	2633%
Total Liabilities	8,507.2	8,713.8	14,804.0	17,592.3	19,172.1	9%	125%

NET FX POSITION	2,549.0	2,801.1	1,653.0	1,481.8	168.7	-89%	-93%

12

2Q16 Earnings Release

Relevant and Recent Events

•	Interest Payment Class 1 Note. In June 2016, the Bank paid semi-annual interest on Class 1 Notes in an amount of USD7.3 million.

•	Interest Payment Class 2 Note. In August 2016, the Bank paid semi-annual interest on Class 2 Notes in an amount of USD4.5 million.

•	Cash Dividend Payment 2015. Pursuant to the resolution adopted by the General and Special Shareholders' Meeting held on April 26th, 2016, the BCRA authorization from last May 27th and the resolution adopted by the Board of Directors at the meeting held on August 1st, 2016, as from August 17th, 2016 we shall proceed to make available and pay the shareholders entered in the stock ledger of the Bank as of August 16th, 2016, a cash dividend of Ps.643,019,330.80 (Ps.1.10 per outstanding share which represents 110 % of the Bank's outstanding corporate capital of Ps. 584,563,028).

•	Credit Line for Productive Financing and Financial Inclusion 2016.

1)	First Semester 2016: As of June 2016, Banco Macro has more than satisfactorily fulfilled the extension of these loans for the first semester of 2016.

2)	Second Semester 2016: Continuing this financing policy, in June 2016, through Communication "A" 5975, the BCRA establishes the new guidelines for the second semester of 2016. Financial entities must reach a quota for these type of financing equivalent to 15.5% (previously 14%), of the non-financial private sector peso deposits, between July1st 2016 and December 31st 2016. The calculation must be done, based on the May 2016 monthly average daily balances.

•	Higher minimum cash requirements. In May 2016, through Communication “A” 5980, the BCRA approved an increase of 2% (2.5% for sight deposits and 1.5% for time deposits) for June and the same percentage for July.

•	Earnings distribution – Removal of additional margin schedule. In June 2016, through Communication "A" 5985, the BCRA removed the additional increase margin of 75% over the minimum capital requirements for earning distribution. Also, the following additional margins gradual schedule was left without effect:

1)	The additional margin of 0.625% of RWA per year, between January 1st 2016 and January 1st 2019 (total 2.5%).

2)	The additional margin of 0.25% of RWA per year, between January 1st 20016 and January 1st 2019 for those entities considered as domestic systemically important (total 1%).

3)	Both additional margins (2.5% and 1% respectively) must be incorporated completely in any earning distribution.

13

2Q16 Earnings Release

•	Net Global Position (PGN). In June 2016, through Communication "A" 5997 of BCRA, the PGN limits were modified. The Central Bank decided that PGN (considering monthly average daily balance), may not exceed 15% of RWA or liquid own resources (10% up to now), both considering the previous month to the one taking into consideration, whichever is the less. Also, the limit for on shore forward foreign currency transactions is left without effect.

14

2Q16 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy
ASSETS	88,012.8	95,606.5	104,952.0	115,697.7	127,981.1	11%	45%
Cash	11,232.9	11,712.5	19,402.8	21,189.3	18,457.0	-13%	64%
Government and Private Securities	18,336.7	18,721.9	15,391.4	21,503.2	25,149.0	17%	37%
-LEBAC/NOBAC	12,989.5	12,998.6	8,303.0	13,585.1	16,597.7	22%	28%
-Other	5,347.2	5,723.3	7,088.4	7,918.1	8,551.3	8%	60%
Loans	51,199.9	56,295.7	62,332.4	62,148.3	70,918.6	14%	39%
to the non-financial government sector	525.8	504.5	748.1	805.2	970.5	21%	85%
to the financial sector	683.1	565.9	227.4	491.7	864.7	76%	27%
to the non-financial private sector and foreign residents	51,346.3	56,585.5	62,852.9	62,380.2	70,790.2	13%	38%
-Overdrafts	4,458.4	5,473.6	4,707.9	4,478.3	7,679.9	71%	72%
-Documents	5,251.6	5,818.0	6,550.2	5,401.8	7,449.4	38%	42%
-Mortgage loans	2,639.6	2,898.2	3,508.5	3,286.3	3,179.4	-3%	20%
-Pledge loans	2,230.1	2,172.7	2,152.6	1,958.2	1,767.3	-10%	-21%
-Personal loans	18,890.4	21,370.8	23,231.6	24,566.1	25,761.3	5%	36%
-Credit cards	10,423.8	11,406.2	14,793.3	14,896.4	16,052.9	8%	54%
-Other	6,755.7	6,732.3	7,078.5	6,868.4	7,910.4	15%	17%
-Accrued interest, adjustments, price differences receivables and unearned discount	696.7	713.7	830.3	924.7	989.6	7%	42%
Allowances	-1,355.3	-1,360.2	-1,496.0	-1,528.8	-1,706.8	12%	26%
Other receivables from financial intermediation	3,445.3	4,830.2	3,295.3	5,996.4	8,342.8	39%	142%
Receivables from financial leases	416.9	431.4	433.9	417.6	396.4	-5%	-5%
Investments in other companies	11.1	10.6	10.9	11.1	11.1	0%	0%
Other receivables	748.6	756.9	978.9	1,156.8	1,136.5	-2%	52%
Other assets	2,621.4	2,847.3	3,106.4	3,275.0	3,569.7	9%	36%
LIABILITIES	75,206.8	81,695.8	89,074.4	98,044.0	109,203.1	11%	45%
Deposits	64,575.1	69,458.7	76,521.6	83,772.0	90,939.8	9%	41%
From the non-financial government sector	9,224.0	10,691.9	9,588.4	9,197.9	10,548.6	15%	14%
From the financial sector	28.9	29.6	40.1	41.1	44.4	8%	54%
From the non-financial private sector and foreign residents	55,322.2	58,737.2	66,893.1	74,533.0	80,346.8	8%	45%
-Checking accounts	12,831.0	13,578.0	14,062.9	15,381.4	16,796.4	9%	31%
-Savings accounts	13,157.8	13,150.0	15,507.9	15,836.7	19,406.5	23%	47%
-Time deposits	27,228.3	29,634.6	34,719.8	40,359.4	41,108.1	2%	51%
-Other	2,105.1	2,374.6	2,602.5	2,955.5	3,035.8	3%	44%
Other liabilities from financial intermediation	6,768.9	7,923.1	7,537.4	9,111.0	12,540.1	38%	85%
Subordinated corporate bonds	1,367.4	1,451.9	1,957.6	2,248.3	2,245.3	0%	64%
Other liabilities	2,495.4	2,862.1	3,057.8	2,912.7	3,477.9	19%	39%
SHAREHOLDERS' EQUITY	12,806.0	13,910.7	15,877.6	17,653.7	18,778.0	6%	47%

LIABILITIES + SHAREHOLDERS' EQUITY	88,012.8	95,606.5	104,952.0	115,697.7	127,981.1	11%	45%

15

2Q16 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	2Q15	3Q15	4Q15	1Q16	2Q16	Quarterly	Annualy
Financial income	4,178.9	5,020.7	6,341.1	6,419.2	7,530.6	17%	80%
Interest on cash and due from banks	0.1	0.0	0.1	0.3	0.4	33%	300%
Interest on loans to the financial sector	22.2	31.7	14.1	32.8	55.5	69%	150%
Interest on overdrafts	309.3	350.4	397.1	520.3	652.9	25%	111%
Interest on documents	259.8	286.8	350.7	395.4	373.1	-6%	44%
Interest on mortgage loans	124.3	142.3	169.4	184.9	184.5	0%	48%
Interest on pledge loans	94.7	103.8	102.9	100.5	89.7	-11%	-5%
Interest on credit card loans	667.7	637.3	737.7	919.3	1,012.6	10%	52%
Interest on financial leases	19.3	21.0	22.6	23.5	23.9	2%	24%
Interest on other loans	2,052.5	2,309.5	2,568.9	2,784.9	2,921.3	5%	42%
Income from government & private securities, net	483.4	931.9	1,465.2	1,015.6	2,015.7	98%	317%
Interest on other receivables from fin. intermediation	1.1	1.2	0.5	1.2	1.4	17%	27%
Income from Guaranteed Loans - Decree 1387/01	5.1	6.3	6.6	7.0	7.7	10%	51%
CER adjustment	1.2	23.1	24.9	56.9	64.7	14%	5292%
CVS adjustment	0.1	0.3	0.3	0.2	0.2	0%	100%
Difference in quoted prices of gold and foreign currency	85.1	111.1	379.2	258.8	70.8	-73%	-17%
Other	53.0	64.0	100.9	117.6	56.2	-52%	6%
Financial expense	-2,061.8	-2,276.9	-2,630.3	-3,153.9	-3,375.7	7%	64%
Interest on saving accounts	-15.5	-17.8	-20.8	-20.7	-22.9	11%	48%
Interest on time deposits	-1,568.1	-1,741.6	-2,003.8	-2,453.6	-2,676.6	9%	71%
Interest on interfinancing received loans	-1.4	-1.4	-1.1	-1.0	-0.1	-90%	-93%
Interest on other financing from the financial institutions	0.0	0.0	0.0	-0.1	-0.2	100%	0%
Interest on subordinated bonds	-32.5	-34.0	-37.8	-53.6	-51.3	-4%	58%
Other Interest	-0.7	-0.6	-0.6	-0.9	-1.4	56%	100%
Interests on other liabilities from fin. intermediation	-23.1	-24.1	-26.4	-35.7	-34.9	-2%	51%
CER adjustment	-1.4	-1.1	-0.9	-3.5	-2.7	-23%	93%
Contribution to Deposit Guarantee Fund	-100.2	-108.1	-117.1	-96.4	-35.5	-63%	-65%
Other	-318.9	-348.2	-421.8	-488.4	-550.1	13%	72%
Net financial income	2,117.1	2,743.8	3,710.8	3,265.3	4,154.9	27%	96%
Provision for loan losses	-217.3	-138.1	-320.0	-178.2	-298.5	68%	37%

Fee income	1,457.9	1,576.0	1,772.9	1,737.9	1,862.8	7%	28%
Fee expense	-384.2	-466.1	-524.8	-575.8	-590.2	3%	54%
Net fee income	1,073.7	1,109.9	1,248.1	1,162.1	1,272.6	10%	19%

Administrative expenses	-1,739.3	-1,896.1	-2,003.7	-2,120.9	-2,437.0	15%	40%
Minority interest in subsidiaries	-8.8	-9.1	-9.8	-10.6	-14.7	39%	67%
Net other income	66.5	-25.7	7.7	52.3	100.2	92%	51%
Earnings before income tax	1,291.9	1,784.7	2,633.1	2,170.0	2,777.5	28%	115%
Income tax	-467.7	-680.1	-666.2	-762.4	-972.2	28%	108%

Net income	824.2	1,104.6	1,966.9	1,407.6	1,805.3	28%	119%

16

2Q16 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	2Q15	3Q15	4Q15	1Q16	2Q16
Profitability & performance
Net interest margin (1)	14.8%	16.8%	19.6%	16.7%	20.7%
Net interest margin adjusted (2)	15.8%	15.4%	15.4%	15.2%	15.3%
Net fee income ratio	33.7%	28.8%	25.2%	26.2%	23.4%
Efficiency ratio	54.5%	49.2%	40.4%	47.9%	44.9%
Net fee income as a percentage of adm expenses	61.7%	58.5%	62.3%	54.8%	52.2%
Return on average assets	4.0%	4.9%	8.0%	5.1%	6.2%
Return on average equity	25.8%	32.2%	51.6%	33.4%	39.8%
Liquidity
Loans as a percentage of total deposits	81.4%	83.0%	83.4%	76.0%	79.9%
Liquid assets as a percentage of total deposits	40.2%	38.2%	38.4%	44.4%	41.0%
Capital
Total equity as a percentage of total assets	14.5%	14.5%	15.1%	15.3%	14.7%
Capitalization as % of APRc	22.4%	21.8%	20.8%	23.5%	22.5%
Regulatory capital as % of APR	15.4%	15.2%	14.6%	16.4%	16.2%
Asset Quality
Allowances over total loans	2.6%	2.4%	2.3%	2.4%	2.4%
Non-performing financing as a percentage of total financing	1.9%	1.8%	1.5%	1.5%	1.5%
Allowances as a percentage of non-performing financing	131.2%	129.9%	151.0%	151.5%	150.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	2Q15	3Q15	4Q15	1Q16	2Q16
Profitability & performance
Net interest margin (1)	17.6%	17.3%	17.9%	16.7%	18.8%
Net interest margin adjusted (2)	16.1%	15.8%	15.6%	15.2%	15.3%
Net fee income ratio	29.8%	29.4%	28.1%	26.2%	24.7%
Efficiency ratio	48.5%	48.8%	46.1%	47.9%	46.3%
Net fee income as a percentage of adm expenses	61.4%	60.4%	60.9%	54.8%	53.4%
Return on average assets	4.9%	4.9%	5.8%	5.1%	5.7%
Return on average equity	31.1%	31.5%	37.2%	33.4%	36.7%
Liquidity
Loans as a percentage of total deposits	81.4%	83.0%	83.4%	76.0%	79.9%
Liquid assets as a percentage of total deposits	40.2%	38.2%	38.4%	44.4%	41.0%
Capital
Total equity as a percentage of total assets	14.5%	14.5%	15.1%	15.3%	14.7%
Capitalization as % of APRc	22.4%	21.8%	20.8%	23.5%	22.5%
Regulatory capital as % of APR	15.4%	15.2%	14.6%	16.4%	16.2%
Asset Quality
Allowances over total loans	2.6%	2.4%	2.3%	2.4%	2.4%
Non-performing financing as a percentage of total financing	1.9%	1.8%	1.5%	1.5%	1.5%
Allowances as a percentage of non-performing financing	131.2%	129.9%	151.0%	151.5%	150.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 9, 2016

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager